

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Via E-mail
James J. Seifert, Esq.
General Counsel and Secretary
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

> **Re: Ecolab Inc.**
> **Registration Statement on Form S-4**
> **Filed August 31, 2011**
> **File No. 333-176601**

Dear Mr. Seifert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.  Please supplementally provide us with copies of all materials prepared by BofA Merrill Lynch and Goldman Sachs and shared with the Ecolab board and the Nalco board and their representatives. This includes copies of all board books and all transcripts and summaries.

2.  Disclosure of financial forecasts prepared by management may be required if the forecasts were provided to the other merger party or to that party's financial advisor. Please supplementally provide us with all financial projections and forecasts used by BofA Merrill Lynch and Goldman Sachs in preparing the analysis relating to their fairness opinions. In your response letter, please advise us if the disclosure on pages 78-82 encompasses an exhaustive review of the forecasts and projections utilized in the

evaluation of this transaction.  If not, explain why disclosure relating to the remaining information is not necessary or appropriate.  Also disclose the bases for and the nature of the material assumptions underlying the projections.

3. Please provide us with copies of the election form and letter of transmittal that is being sent to Nalco stockholders along with the joint proxy statement/prospectus.

4. Please note that all exhibits and appendices are subject to our review.  Please file or submit all of your exhibits with you next amendment or as soon as possible.  Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing.  Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Proxy Statement/Prospectus Cover Page

5. The letter to the Ecolab and Nalco Holdings stockholders is the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K.  Refer to Item 1 of Form S-4.  Please limit your disclosure to a single page as required by paragraph (b) of Item 501 of Regulation S-K. We will not object to the use of both the letter to stockholders and the state law notice of meeting, but you should eliminate redundant information as much as practicable.

6. So that Nalco stockholders may more readily understand how the transaction will affect them individually, please clarify on the cover page that Nalco stockholders are not guaranteed to receive the amount of cash or Ecolab common stock that they request on their election form.  In this regard, given the limitations that have been imposed on the cash and equity components of the consideration, your disclosure should make clear that pro-rata adjustments may be made depending on the elections of other Nalco stockholders.

Questions and Answers, page 1

Q:  What happens if I do not make an election or my election form is not received before the election deadline?, page 2

7. Please clearly state that you have selected an Ecolab stock price of $55.39 because at that value, 0.7005 shares of Ecolab stock would be equal to $38.80, or the equivalent of the amount of cash per share of Nalco common stock that Nalco stockholders may elect to receive as merger consideration.

Q:  What vote is required to approve each of the proposals?, page 6

8.  Please revise your disclosure to provide the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates.  See Item 3(h) of Form S-4.

Q:  What are the material U.S. federal income tax consequences of the merger to U.S. holders of Nalco common stock?

9.  Please delete the language stating that you "expect" the merger to qualify as a tax-free reorganization, and "[a]ssuming that the merger qualifies as a reorganization" and provide a firm conclusion regarding the material federal tax consequences to investors.  Please state that this is counsel's opinion and identify counsel.  Please also comply with this comment regarding your disclosure on pages 20 and 42 and see our related comment below regarding your tax disclosure.

Summary, page 16

Merger Consideration, page 17

10. Please revise your disclosure to explain the reasons for selecting the 70%/30% stock-cash mix.  We note in particular your disclosure on page 6 of the Rule 425 communication filed on August 11, 2011 that you have received questions as to why you didn't use more cash, and that the current mix gives you "great options in the event situations change."  Provide enhanced disclosure addressing the rationale behind the dual merger consideration and describe the economic purpose of the formula employed to determine the consideration.  To the extent certain Nalco stockholders have indicated how they intend to proceed insofar as electing cash or stock, we would expect to see appropriate disclosure that would assist Nalco stockholders in mitigating the uncertainty associated with the contingent nature of the merger consideration.  Further, please provide a general description of the proration and reallocation procedures that you may use to determine the cash and stock allocation to shareholders in order to achieve the 70%/30% stock-cash mix.

Interests of Nalco Directors and Executive Officers in the Merger, page 21

11. Please quantify the benefits that the Nalco directors and executive officers will receive as a result of their interests in the merger.

Board of Directors and Management Following the Merger, page 21

12. Please specify how the three Nalco directors that will serve on the Ecolab board will be selected.  Please also refer to Rule 438 and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to

include this information.  Please also include such disclosure on page 99 under "Interests of Nalco Directors and Executive Officers in the Merger."

No Solicitations of Other Offers, page 25

13. Please revise your disclosure to specify the circumstances under which Ecolab or Nalco may terminate the merger agreement in order to accept a superior proposal, including whether the company would be required to pay the $135 million or $275 million termination fee, as applicable.

Termination Fees and Expense Reimbursement Obligations, page 25

14. Please revise your disclosure to specify the circumstances under which each party would be required to pay the applicable termination fee.

Nalco Selected Historical Financial Information, page 32

15. It appears the effective income tax rate for fiscal years 2009 and 2008 was 50% and 20%, respectively.  Please amend footnote 8 to explain the contributing factors driving the change in your effective income tax rate.

Special Note Regarding Forward –Looking Statements, page 37

16. We note the statement that you "undertake no obligation to update publicly any of these forward-looking statements…" This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update to the extent required by law.

17. We note the statement in the first sentence of first full paragraph on page 38 regarding "subsequent" written statements.  Please remove this statement, as your disclaimer must accompany such forward-looking statements.  See Rule 27A(c)(1)(A) under the Securities Act.

Risk Factors, page 39

General

18. On page 19 of the Nalco Holding Company Form 10-Q for the fiscal quarter ended June 30, 2011, it states that it maintains accruals where the outcome of a matter is probable and can be reasonably estimated.  Please amend your filing to include a risk factor or amend your Form 10-Q to disclose for each loss contingency an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made.   Refer to ASC 450-20-50-3, 4, 5 for guidance.

The combined company will have substantial indebtedness following the merger . . ., page 47

19. Please quantify the "substantial indebtedness" of the company following the merger, including the amount you anticipate will be needed following the merger for the combined company's debt service obligations. Further, please specifically discuss the specifics of your plans to repurchase Nalco outstanding debt securities and pay down part of Nalco's credit facility, including quantifying such amounts. Please also update the discussion of the potential credit rating of the combined company. We note in particular the related discussions on pages 26 and 27 of your communication filed pursuant to Rule 425 on September 9, 2011.

Ecolab may encounter difficulty or high costs associated with securing financing, page 45

20. Please update this risk factor to reflect the fact that you have entered into a $2 billion credit facility and $1.5 billion credit facility that you intend to use to finance the cash portion of the merger. Please also discuss your plans to issue $500 million in private placement notes. We note in particular your disclosure on page 26 and 27 of your communication filed pursuant to Rule 425 on September 9, 2011.

The merger may involve unexpected costs . . ., page 47

21. Please quantify the transaction and merger-related costs for both Ecolab and Nalco, to the extent possible.

The Merger, page 64

Background of the Merger, page 64

22. Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

23. It appears from your disclosure that Ecolab and Nalco have a long-standing relationship, including a decade of discussions between management regarding possible collaborative business relationships. Please revise your disclosure to further describe the pre-existing relationship between Ecolab and Nalco, including a discussion of any business conducted between the two companies.

24. Please discuss the specific reasons why management of Ecolab and Nalco have considered entering into a collaborative business relationship for over ten years, and the reasons and rationale for such a combination. Please specifically discuss the businesses

of the two companies, including the potential benefits and expected synergies that were expected, and are currently expected, from a relationship between the two companies. Further, please disclose why Ecolab and Nalco have not entered into such a relationship in the past, including why Ecolab decided not to pursue an acquisition of Nalco in 2003 and 2004.

25. Please revise your disclosure to define the type of data that the companies exchanged, or intended to exchange, as part of the proposed exchange of internal benchmarking information referenced on page 65.

26. Please disclose the other possible strategic alternatives and combinations that were discussed at the Ecolab board meeting on February 24, 2011, including the reasons for not pursuing each of these other alternatives. Please also discuss the "various strategies" discussed at the April 21, 2011 meeting and the possible "strategic combinations" at the May 5, 2011 meeting.

27. Please discuss the potential advantages of a business combination between Ecolab and Nalco that were discussed at the May 17, 2011 meeting and reported to the Nalco board on May 24, 2011. Please also discuss the strategic fit and potential benefits discussed at the June 1, 2011 special meeting of the Ecolab board and the potential advantages advocated by Mr. Baker and Mr. Levin during the June 6, 2011 meeting.

28. Please define or explain the concept of "value" as referenced in the third to last paragraph on page 66.

29. Please expand your disclosure regarding the June 16, 2011 meetings of the Nalco board and Ecolab board to fully explain the issues discussed and the positions taken by the parties at the meetings. In particular, please discuss the various financial terms and legal structures that were discussed at the meetings, and the material business, financial and legal aspects of Nalco that were presented at the Ecolab board meeting. In addition, please disclose the purpose of Ecolab's $1.5 billion share repurchase program.

30. Please disclose the method by which Ecolab determined the members of the special transaction advisory committee.

31. Please expand your disclosure regarding the July 1, 2011 meeting of Ecolab's board. In particular, please provide the details relating to the following discussions that took place at the meeting:

- The recent market movement in the price of Ecolab and Nalco stock;

- The implications of various offer prices; and

- The alternative consideration mix of 70% stock/30% cash, including why this mix of consideration was proposed and any other alternative consideration that was considered.

32. Please disclose the other possible alternative terms discussed by Mr. Baker and Mr. Fyrwald from July 1 through July 8, 2011.

33. Please discuss the strategic alternatives to the proposed business combination and the other potential strategic partners that were discussed at the July 5, 2011 and July 10, 2011 meetings of the Nalco board, including the reasons for not pursuing these alternatives.

34. Please revise your disclosure regarding the negotiation of the merger agreement from July 13 through July 19, 2011 to provide a detailed discussion of the negotiation of the material terms of the merger agreement including the determination of the exchange ratio (including the use of a fixed exchange ratio), the termination fee, and all other material terms.

35. Please specifically disclose any discussions relating to the indebtedness of Nalco, including the specific consideration given to such debt in connection with the merger.

Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors, page 72

36. Please significantly expand your discussion for the reasons and rationale behind the merger, including addressing the specific expected synergies between Ecolab and Nalco. We note in particular the detailed discussion of various expected synergies that is included in the communications filed pursuant to Rule 425 on August 9, 10, 11 and 12 and September 8 and 9, 2011. In your revised disclosure, please also specifically address the $100 billion in market opportunities, the $150 million in cost synergies, and the $500 million in revenue synergies that are included in such communications.

37. Please explain why the Ecolab board believed the 70%/30% stock-cash mix was "consistent with the strategic purpose of the merger."

38. Please describe in detail the Ecolab board's analysis in arriving at the determination that even with the significant amount of outstanding indebtedness of Nalco, and the increased amount of indebtedness that the combined company will be facing, the merger with Nalco was still in the best interests of shareholders. Please ensure that your discussion addresses the size of the combined entity's debt and includes a discussion reflecting the information regarding Nalco's debt that is presented in the communication filed pursuant to Rule 425 on September 9, 2011.

39. Please describe the potential risks associated with certain of Nalco's business operations that were considered by the Ecolab board. Further, please address whether the board considered the fact that Nalco's subsidiaries are defendants in pending lawsuits alleging

negligence and injury relating to the use of its dispersant in connection with the
Deepwater Horizon oil spill, as described on page 22 of Nalco's Form 10-K for the Year
Ended December 31, 2010 and pages 44- 46 of its Form 10-Q for the Quarter Ended June
30, 2011.

## Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors, page 74

40. Please review the disclosure throughout this section to provide the board's analysis of
each factor and clearly explain how each particular factor is positive or negative, as the
current disclosure is often conclusive in nature or unclear.  As one example, it is unclear
what about Nalco's business, results of operations, financial condition, earnings and
return to stockholders was considered by the Nalco board.

## Opinion of Ecolab's Financial Advisor, page 82

## Nalco Financial Analyses, page 85

41. We note that BofA Merrill Lynch performed both a Selected Publicly Traded Companies
Analysis and a Selected Precedent Transactions Analysis.  Please revise to provide the
following information:

    a.  Disclose the methodology and criteria used in selecting these companies and
        transactions;

    b.  Disclose whether any companies meeting this criteria were excluded from the
        analysis and the reasons for doing so;

    c.  Disclose the dates of the transactions that were used in the Selected Precedent
        Transactions Analysis;

    d.  Provide additional disclosure about the underlying data used to calculate the
        EBITDA multiples, LTM EBITDA multiples and the Implied per Share Equity
        Value Reference Ranges.

## Discounted Cash Flow Analysis, page 88

42. Please disclose how BofA Merrill Lynch determined the perpetuity growth rates and
discount rates used in the discounted cash flow analysis.

## Contribution Analysis, page 88

43.  Please disclose the underlying data used to calculate the implied exchange ratio ranges
and implied offer price ranges.

Miscellaneous, page 91

44. Please revise your disclosure to discuss the method of selection of BofA Merrill Lynch and to provide a narrative and quantitative description of the fees BofA Merrill Lynch and its affiliates received, or are to receive, for services provided to Ecolab or its affiliates in the past two years. Please also update your disclosure to discuss the role of the advisor in the two new Senior Secured Credit Facilities entered into by Ecolab on September 8, 2011, and any anticipated role in the expected issuance of the $500 million in private placement notes that will be used to finance the transaction, as discussed in your communication filed pursuant to Rule 425 on September 9, 2011. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Opinion of Nalco's Financial Advisor, page 92

General

45. Explain how the Nalco board assessed the significance and reliability of the opinions of its financial advisor given that a substantial portion of the payment for the opinion is conditioned upon the success of the transaction.

46. We note the disclaimers that BofA Merrill Lynch and Goldman Sachs do not assume any responsibility with respect to the data, material and other information provided to them. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to "unduly rely" or place "undue certainty" on the data and other information. Please revise both the disclosure in this section and the language in the opinion letters.

47. Please revise your disclosure on page 98 to provide a narrative and quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services provided to Nalco or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Selected Precedent Mixed Consideration Transactions, page 94

48. Please identify all of the precedent mixed consideration transactions that were used by Goldman Sachs in its analysis. Disclose whether any companies meeting the criteria set forth on page 94 were excluded from the analysis and the reasons for doing so.

49. With respect to the Selected Transactions Analysis performed by Goldman Sachs, disclose the methodology and criteria used in selecting these companies and transactions and whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so.

Illustrative Present Value of Future Stock Price Analyses, page 96

    50. Please disclose how Goldman Sachs determined the Price/EPS multiples, EV/EBITDA multiples and discount rate used in the present value of future stock price analyses.

Interests of Nalco Directors and Executive Officers in the Merger, page 99

Stock Options, page 101
Performance-Vesting RSUs, page 101

    51. Please specify that in connection with the merger, the vesting of the unvested stock options and unvested performance-vesting RSUs held by certain of your executive officers will be accelerated.

Quantification of Payments and Benefits, page 105

    52. We note that you have provided disclosure based on the compensation and benefit levels in effect on July 31, 2011. Please update the disclosure to quantify the amounts as of the latest practicable date. See Instruction 1 to Item 402(t) of Regulation S-K.

Regulatory Clearances Required for the Merger, page 111

    53. We note your statement in your communication filed pursuant to Rule 425 on September 9, 2011 regarding the regulatory clearances needed that "[a]ll the rest of the important filings are done." Please update your disclosure to reflect this statement.

Litigation Related to the Merger, page 113

    54. Please supplementally provide us with copies of the complaints for the lawsuits listed in this section.

The Merger Agreement, page 114

    55. We note your statement that investors should not rely on the representations and warranties in the merger agreement, or the summary of the merger agreement, as characterization of the actual state of facts about Ecolab or Nalco. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

    56. Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement attached as Annex A and incorporated by reference must contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please revise accordingly.

Material U.S. Federal Income Tax Consequences, page 136

57. Please delete the word "generally" from throughout this disclosure and have counsel clearly identify each U.S. federal material tax consequence and provide a firm conclusion regarding each of such tax consequences.  Please also advise us as to the "customary qualifications and assumptions" that the tax opinions delivered at closing will be subject to.

Unaudited Pro Forma Condensed Combined Statement of Income, page 142

58. We note that Nalco Holding Company sold its personal care products and marine chemicals businesses during the first quarter of 2011.  We further note these businesses were not presented as discontinued operations because it was determined that their operations and cash flows were not clearly distinguished from the rest of the entity.  On page 9 of the Form 10-Q for the quarter ended March 31, 2011 for Nalco Holding Company, it states that for the year ended December 31, 2010, the marine chemicals and personal care products businesses contributed approximately $70 million (2%) and $25 million (8%) to net sales and earnings before income taxes, respectively.  Please amend your filing to provide footnote disclosure of the sales and income before taxes related to the personal care products and marine chemicals businesses that are included in the historical amounts for Nalco Holding Company.  In the absence of reporting these businesses as discontinued operations, this disclosure will allow an investor to obtain a clearer picture of the Company going forward.

Note 4 – Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 149

(a) depreciation and amortization, page 149

59. Please amend your filing to show the calculation used to arrive at the depreciation and amortization adjustment amount.  This should include the specific asset categories and the corresponding useful lives.  Additionally, we note on page 144 that you increased PP&E by $235.2 million, however based on your disclosure on page 150 it appears that depreciation expense decreased.  Please advise.

(c) Interest expense, page 150

60. Your pro forma interest expense assumes total new debt of $4,595.0 million with a weighted average interest rate of 3.1%.  Please amend your disclosure to explain how you determined the weighted average interest rate and whether this rate reflects your best estimate of the probable rate you will obtain. Furthermore, you disclose on page 37 of your Form 10-Q for the quarter ended June 30, 2011 that certain ratings agencies are reviewing the ratings of your commercial paper programs, and have put you on a

negative watch for a potential downgrade.  Please tell us whether management considered the impact of a potential downgrade in determining your weighted average interest rate.

## Comparative Rights of Ecolab and Nalco Stockholders, page 155

61. Please remove the statement that your disclosure is "qualified in its entirety by reference to the DGCL…"  You may not qualify information in the prospectus by reference to information outside the prospectus.  See Rule 411(a) of Regulation C.

## Undertakings, page II-4

62. Please provide the undertakings required by Items 512(a)(5) and (a)(6) of Regulation S-K.

## Exhibit 23.8

63. We object to the manner in which Goldman Sachs has burdened its consent in the third paragraph.  Please eliminate the implication that Goldman may limit its consent to the use of its fairness opinion solely to the "Initially Filed Registration Statement."

## Form 10-Q for the Quarter Ended June 30, 2011 filed by Nalco

## Financial Statements, page 3

64. We note that accounts receivable as of June 30, 2011 and 2010 as a percentage of quarterly sales for the 3 months ended June 30, 2011 and 2010 was 75% and 66%, respectively.  Please tell us whether there was a material change in the aging of your receivables or revenue recognition policy.

## Certifications

65. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  For example, we note that you have replaced the word "present" with "represent" in paragraph 3, and that you do not include the parenthetical that reads "(the registrant's fourth fiscal quarter in the case of an annual report)" that is part of paragraph 4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc:     Craig A. Roeder, Esq. (*via E-mail*)
        Baker & McKenzie LLP

        Steve Landsman, Esq. (*via E-mail*)
        Nalco Holding Company

        Scott Barshay (*via E-mail*)
        Cravath, Swaine & Moore LLP